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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                  FORM 12b-25


                                                  Commission File No. 0-16286


                         NOTIFICATION OF LATE FILING

                                 (Check one):


[ ] Form 10-K   [ ] Form 11-K   [ ] Form 20-F   [X] Form 10-Q   [ ] Form N-SAR

For Period Ended:   December 31, 1995

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


                        PART I - REGISTRANT INFORMATION

    Full Name of Registrant:                  MEDPLUS CORPORATION

    Former Name if Applicable                 N/A

    Address of Principal Executive Office:    8 S. Nevada Ave., Suite 500

    City, State and Zip Code                  Colorado Springs, Colorado 80903

                     PART II - RULES 12b - 25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b - 25 (b), the following should be completed. (Check box if appropriate)


[X]       (a) The reasons described in reasonable detail in Part III of this
              Form could not be eliminated without unreasonable effort or expense.


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[ ]       (b) The subject annual or semiannual report/portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date, or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed period due date; and

[ ]       (c) The accountant's statement or other exhibit required by Rule
              12b - 25 (c) has been attached if applicable.


                             PART III - NARRATIVE

State in reasonable detail the reasons why the Form 10-K, 11-K, 20-F, 10-Q, or N-SAR or portion thereof could not be filed within the prescribed time period.

Due to complications beyond the control of management in completing financial statements, the Company is unable to make a timely disclosure and requires additional time in which to complete its Report on Form 10-Q. The Company expects to file its Report on Form 10-Q within 5 days by February 20, 1996.


                         PART IV - OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification.

               (Name)              (Area Code)           (Telephone No.)
               Robert T. Ryman         719                   575-0044

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer no, identify report(s).

               [X] Yes                       [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?


               [ ] Yes                       [X] No


         If so: Attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                                    (2)

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                             MEDPLUS CORPORATION
                (Name of Registrant as specified in charter)


has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: February 12, 1996                BY: /s/ ROBERT T. RYMAN
                                           -----------------------------------

                                       NAME:   Robert T. Ryman

                                       TITLE:   Chief Financial Officer










                                    (3)